Exhibit 17.2

Tim Irish

timnirish@gmail.com

07772890460

10 March 2023

iCAD Inc,

98 Spit Brook Road

Nashua, NH 03062

Dear Dana,

I disagree with iCAD’s SEC disclosure regarding my resignation.

The only reasons for my resignation were the two specified in my letter dated 6th March 2023.

To imply any other reasons is disingenuous and an attempt to distract attention away from the two issues highlighted in my resignation letter.

Yours sincerely,

Tim Irish